

Mail Stop 4546

December 1, 2016

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor
New York, NY 10038

Re: AmTrust Financial Services, Inc.
        Form 8-K, Item 2.02
        Furnished November 3, 2016
        File No. 001-33143

Dear Mr. Pipoly:

We have limited our review to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

Exhibit 99.1

1. You present certain adjustments to arrive at your non-GAAP measures as "net of tax", while other adjustments do not appear to have a related tax impact. Please tell us why those adjustments do not require an adjustment for income taxes. In addition, tell us how you determined the income tax effect of the adjustments for which you reflected such effect.

2. Your presentation of these adjustments as "net of tax" appears inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Keira Nakada, Senior Staff Accountant, at (202) 551-3659 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance